

September 27, 2021

Claude Maraoui
Chief Executive Officer, President and Director
Journey Medical Corporation
9237 E Via de Ventura Blvd., Suite 105
Scottsdale, AZ 85258

Re: Journey Medical Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Exhibit Nos. 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, & 10.13.
Submitted September 2, 2021
CIK No. 0001867066

Dear Mr. Maraoui:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that this information is private or confidential, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance